DJ Connection Tulsa, Inc.
8900 South Lynn Lane Road
Broken Arrow, Oklahoma 74012

May 17, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	DJ Connection Tulsa, Inc.
Registration Statement on Form SB-2
Registration No. 333-139721
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), DJ Connection Tulsa, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form SB-2 (File Number 333-139721), together with all exhibits thereto (collectively, the “Registration Statement”), which the Registrant filed with the Commission on December 29, 2006. Please be advised the Registrant has elected to withdraw the Registration Statement. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the written order to the attention of the undersigned and to the attention of Peter Campitiello, Esq. at (212) 751-6943.

If you have any questions regarding this request, please call Peter Campitiello, Esq., at (212) 413-7427.

Very truly yours,

/s/ Clayton Clark

Clayton Clark Chairman, President, Secretary